STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

July 31, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	A&Q Masters Fund
(formerly, O'Connor Fund of Funds: Masters)
(File Nos. 333-189732 and 811-22859)

Dear Ms. Dubey:

On behalf of A&Q Masters Fund (the "Fund"), transmitted for filing as EDGAR correspondence is the Fund's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone earlier today, July 31, 2014.  The comment of the Staff relates to Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "1933 Act") (also constituting Amendment No. 3 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended ) (the "Amendment"), filed on June 30, 2014.

Set forth below is a summary of the Staff's comment and the Fund's response thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

PROSPECTUS

Summary of Fund Expenses

Comment 1.               Pursuant to Instruction 3 to Item 3.1 of Form N-2, please round all dollar figures in the example to the nearest dollar.

Response 1.              We will revise the example to round all dollar figures to the nearest dollar, and will file a definitive version of the Fund's Prospectus pursuant to Rule 497 under the 1933 Act.

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Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik